FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

November 17, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE AMEX / TSX: LCC

“NOVEMBER 17 - 2004”

NR:04-21

LUMINA ANNOUNCES PRIVATE PLACEMENT

OF FLOW-THROUGH SHARES

Vancouver, British Columbia – Lumina Copper Corp. announces that it has agreed to a private placement of up to 350,000 flow-through common shares at a price of C$6.10 per share for gross proceeds of C$2,135,000. The flow-through shares will be subject to a four-month hold period. The agent for the offering is Raymond James Ltd. and a cash commission of 6% will be payable upon closing of the transaction. Closing is scheduled on or about December 2, 2004.

Proceeds will be used for the exploration of the Company’s Canadian properties. Specifically, these funds will finance surface exploration and drilling programs during 2005 on the Company’s Hushamu and Redstone properties in British Columbia and the Northwest Territories respectively, designed to evaluate and expand the large copper resources on those properties.

This news release is not an offer of securities for sale in the United States. The securities comprising this offering have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

“The Copper Development Company”

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 – 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

November 17, 2004

Item 3.

Press Release

A News Release dated November 17, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp. announces that it has agreed to a private placement of up to 350,000 flow-through common shares at a price of C$6.10 per share for gross proceeds of C$2,135,000.

Item 5.

Full Description of Material Change

The flow-through shares will be subject to a four-month hold period. The agent for the offering is Raymond James Ltd. and a cash commission of 6% will be payable upon closing of the transaction. Closing is scheduled on or about December 2, 2004.

Proceeds will be used for the exploration of the Company’s Canadian properties. Specifically, these funds will finance surface exploration and drilling programs during 2005 on the Company’s Hushamu and Redstone properties in British Columbia and the Northwest Territories respectively, designed to evaluate and expand the large copper resources on those properties.

This news release is not an offer of securities for sale in the United States. The securities comprising this offering have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 17th day of November, 2004.

LUMINA COPPER CORP.

Per:

“Robert Pirooz”

_______________________________

Robert Pirooz,

Vice President